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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Broadview Media, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
111382107
(CUSIP Number)
Terry L. Myhre
9691 101st ST N.
Stillwater, MN 55082
651-426-4494
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 1, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	111382107	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Terry L. Myhre

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		5,953,750 (Includes 500,000 shares of Series B Preferred Stock and a Warrant to Purchase 1,000,000 shares of common stock)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,953,750 (Includes 500,000 shares of Series B Preferred Stock and a Warrant to Purchase 1,000,000 shares of common stock)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,953,750 (Includes 500,000 shares of Series B Preferred Stock and a Warrant to Purchase 1,000,000 shares of common stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

64.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer.
This Schedule 13D, as amended, relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Broadview Media, Inc., a Minnesota corporation (the “Company”). The principal executive offices of the Company are located at 4455 West 77th Street, Minneapolis, Minnesota 55435.
Item 2. Identity and Background.
(a) and (f)	Terry L. Myhre is an individual and citizen of the United States of America.

(b)	Business Address: 1401 West 76th Street, Richfield, Minnesota 55423.

(c)	Mr. Myhre is President of the Minnesota School of Business, 1401 West 76th Street, Richfield, Minnesota 55423. Mr. Myhre is also Chairman and Chief Executive Officer of the Company.

(d) and (e)	During the last five years, Mr. Myhre has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On July 1, 2005, Terry L. Myhre (“Mr. Myhre”) entered into a Stock Exchange Agreement (the “Exchange Agreement”) among the Company, C Square Educational Enterprises (“C Square”), which is a Utah corporation doing business as Utah Career College, a for-profit post-secondary institution, in West Jordan, Utah, Roger C. Kuhl (“Kuhl”) and two trusts established by Norman H. Winer (the “Winer Trusts”). Messrs. Myhre and Kuhl and the Winer Trusts (collectively, the “Sellers”) were the owners of 100% of the issued and outstanding common stock of C Square. Pursuant to the Exchange Agreement, at the Closing thereunder (which also occurred on July 1, 2005), Mr. Myhre transferred all of his shares of C Square common stock to the Company in exchange for three million four hundred three thousand seven hundred fifty (3,403,750) shares of the Company’s common stock. Mr. Myhre is a major stockholder, a director, Chairman and Chief Executive Officer of the Company, and he also was the majority shareholder, and a director and officer of C Square. The Exchange Agreement is an Exhibit hereto and is incorporated herein by reference. The foregoing description of the Exchange Agreement is qualified in its entirety by reference thereto.
Item 4. Purpose of Transaction.
Mr. Myhre is viewed as having acquired control of the Company in connection with transactions completed in the recent past and with respect to the transaction described in Item 3.

Based upon his evaluation of the Company’s financial condition, market conditions and other factors he may deem material, Mr. Myhre may seek to acquire additional shares of the Company’s Common Stock in the open market or in private transactions, or may dispose of all or any portion of the shares currently owned or which may be acquired upon exercise of warrants or the conversion of Series B Preferred Stock. Mr. Myhre presently does not have any definitive plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of this Item 4, but may, at any time and from time to time, review, reconsider and discuss with the Company or others his positions with respect to the Company which could thereafter result in the adoption of such plans or proposals.
Item 5. Interest in Securities of the Issuer.
(a)	Mr. Myhre beneficially owns 5,953,750 shares of Common Stock, including 500,000 shares of Series B Preferred Stock which are convertible into 500,000 shares of Common Stock and including a Warrant to purchase 1,000,000 shares of Common Stock, which constitutes approximately 64.6% of the total outstanding shares of Common Stock, assuming exercise of such Warrant and conversion of such Preferred Stock.

(b)	Mr. Myhre has the sole power to direct the vote and disposition of all of the securities noted above in Item 5(a) as beneficially owned by him.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
See Item 3 for a description of the Exchange Agreement.
Item 7. Material to be Filed as Exhibits.
     Exhibit 1: Securities Purchase Agreement — incorporated by reference to Exhibit 1 to Schedule 13D filed May 9, 2003.
     Exhibit 2: Registration Rights Agreement — incorporated by reference to Exhibit 2 to Schedule 13D filed May 9, 2003.
     Exhibit 3: Common Stock Purchase Warrant dated March 25, 2003 — incorporated by reference to Exhibit 3 to Schedule 13D filed May 9, 2003.
     Exhibit 4: Note — incorporated by reference to Exhibit 4 to Schedule 13D filed May 9, 2003.
     Exhibit 5: Investment Representation Letter and Subscription Agreement dated March 30, 2005 — incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D filed June 14, 2005.

     Exhibit 6: Common Stock Purchase Warrant dated March 30, 2005 — incorporated by reference to Exhibit 6 to Amendment No. 1 to Schedule 13D filed June 14, 2005.
     Exhibit 7: Stock Exchange Agreement dated July 1, 2005 — incorporated by reference to Exhibit 2.1 to Broadview Media, Inc.’s Current Report on Form 8-K filed July 8, 2005.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 29, 2006

/s/ Terry L. Myhre
Terry L. Myhre

EXHIBIT INDEX

Exhibit	Description

1	Securities Purchase Agreement — incorporated by reference to Exhibit 1 to Schedule 13D filed May 9, 2003.

2	Registration Rights Agreement — incorporated by reference to Exhibit 2 to Schedule 13D filed May 9, 2003.

3	Common Stock Purchase Warrant dated March 25, 2003 — incorporated by reference to Exhibit 3 to Schedule 13D filed May 9, 2003.

4	Note — incorporated by reference to Exhibit 4 to Schedule 13D filed May 9, 2003.

5	Investment Representation Letter and Subscription Agreement dated March 30, 2005 — incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D filed June 14, 2005.

6	Common Stock Purchase Warrant dated March 30, 2005 — incorporated by reference to Exhibit 6 to Amendment No. 1 to Schedule 13D filed June 14, 2005.

7	Stock Exchange Agreement dated July 1, 2005 — incorporated by reference to Exhibit 2.1 to Broadview Media, Inc.’s Current Report on Form 8-K filed July 8, 2005.